UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amendment No. 4

FSI INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

RB MERGER CORP. and TOKYO ELECTRON LIMITED

(Names of Filing Persons (Offerors))

Common Stock, no par value

(Title of Class of Securities)

302633102

(CUSIP Number of Class of Securities)

Zoltan Papp General Counsel Tokyo Electron Limited Akasaka Biz Tower 3-1 Akasaka 5-chome, Minato-ku, Tokyo 107-6325 (512) 424-1026

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

R. Scott Cohen

Jones Day

2727 N. Harwood Street

Dallas, TX 76021

(214) 220-3939

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$252,707,596.75	$28,960.29

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by (a) multiplying $6.20, the per share tender offer price, by 42,571,768 shares of common stock of FSI International, Inc., which includes (i) 39,329,304 shares of common stock issued and outstanding (including 25,000 shares of restricted stock) and (ii) 3,242,464 shares of common stock subject to outstanding stock options with an exercise price less than $6.20, and (b) subtracting the aggregate option exercise price of such options.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by .00011460.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $28,960.29	Filing Party: Tokyo Electron Limited and RB Merger Corp.
Form or Registration No.: Schedule TO	Date Filed: August 27, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

CUSIP Number: 302633102

This Amendment No. 4 to the Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) amends and supplements the Schedule TO relating to the tender by offer RB Merger Corp., a Minnesota corporation (“Purchaser”), an indirect wholly-owned subsidiary of Tokyo Electron Limited, a Japanese corporation (“Tokyo Electron”), to purchase all outstanding shares of common stock, no par value (the “Shares”), of FSI International, Inc., a Minnesota corporation (“FSI”), at a price of $6.20 per Share, net to the seller in cash, without interest thereon and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this

Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.	Summary Term Sheet;

Item 4.	Terms of the Transaction.

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Expiration Date of the Offer is extended to 12:00 midnight, New York City Time, on Wednesday, October 10, 2012, unless further extended. As of 5:00 p.m., New York City Time, on Monday, September 24, 2012, approximately 34,709,493 Shares have been validly tendered and not withdrawn pursuant to the Offer (including Shares tendered pursuant to the guaranteed delivery procedures provided for in the Offer). The full text of the press release issued by Tokyo Electron announcing the extension of the Offer is filed as Exhibit (a)(1)(I) hereto and is incorporated herein by reference.”

The cover page of the Offer to Purchase is hereby amended and supplemented by replacing the first sentence surrounded by a border in bold font with the following:

“THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 10, 2012, UNLESS THE OFFER IS EXTENDED.”

The section of the Offer to Purchase entitled “Summary Term Sheet” is hereby amended and supplemented by replacing the first sentence of the first paragraph of the section entitled “How long do I have to decide whether to tender in the Offer?” with the following:

“The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, October 10, 2012, unless Purchaser has further extended the offering period of the Offer, in which even the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.”

The section of the Offer to Purchase entitled “Introduction” is hereby amended and supplemented by replacing the first sentence of the sixth paragraph with the following:

“The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, October 10, 2012, unless extended (as the date of the expiration of the Offer may be extended, the “Expiration Date”).”

Section 1—“Terms of the Offer” of the Offer to Purchase is hereby amended and supplemented by replacing the second sentence of the first paragraph with the following:

“The term “Expiration Date” means 12:00 midnight, New York City time, on Wednesday, October 10, 2012, unless Purchaser, in accordance with the Merger Agreement, has further extended the offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.”

Item 5.	Past contacts, transactions, negotiations and agreements.

The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by replacing the twelfth paragraph of Section 10—“Background of the Offer; Contacts with FSI” in its entirety with the following:

“On February 16, 2012, Mr. Washino and other Tokyo Electron executives discussed the potential acquisition of FSI. At that meeting, Tokyo Electron’s senior management discussed the potential benefits of such an acquisition, including any potential synergy opportunities. They also discussed the potential economic terms of the transaction. Based on those discussions, Tokyo Electron management determined to propose to FSI a proposal to acquire all of the outstanding capital stock of FSI for an aggregate purchase price of up to $250 million or approximately up to $6.18 per Share. Consequently, on February 21, 2012, Tokyo Electron provided FSI with a preliminary, non-binding indication of interest whereby Tokyo Electron would acquire 100% of the outstanding stock and stock equivalents of FSI for an aggregate purchase price of up to $250 million, payable in cash, and with no financing contingency. Also on February 21, 2012, Tokyo Electron and FSI executed the Confidentiality Agreement, which contained, among other terms, reciprocal standstill provisions.”

The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by inserting, in chronological order, the following new paragraph to Section 10—“Background of the Offer; Contacts with FSI”:

“On March 23, 2012, at a regularly scheduled meeting of the Tokyo Electron Board of Directors, the Tokyo Electron Board of Directors discussed the potential acquisition of FSI. Tokyo Electron management updated the board on the status of the potential transaction and the plans for conducting Tokyo Electron’s diligence of FSI.”

The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by inserting, in chronological order, the following new paragraph to Section 10—“Background of the Offer; Contacts with FSI”:

“On May 15, 2012, at a regularly scheduled meeting of the Tokyo Electron Board of Directors, Tokyo Electron management updated the Board of Directors on the status of the potential transaction with FSI. After deliberations on the matter, the Tokyo Electron Board of Directors directed Tokyo Electron management to continue to pursue a potential transaction with FSI along the terms previously proposed by Tokyo Electron management.”

The Offer to Purchase and Item 5 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by inserting, in chronological order, the following new paragraph to Section 10—“Background of the Offer; Contacts with FSI”:

“On June 22, 2012, at a regularly scheduled meeting of the Tokyo Electron Board of Directors, Tokyo Electron management updated the Board of Directors on the status of the potential transaction with FSI. After deliberations on the matter, the Tokyo Electron Board of Directors approved the proposed acquisition of FSI and directed Tokyo Electron management to negotiate the final terms of the transaction.”

Item 11.	Additional Information.

The first paragraph of Section 15—“Certain Legal Matters; Regulatory Approvals—Foreign Antitrust Laws—Taiwan Antitrust Laws” is hereby amended by adding the following to the end of such section:

“On September 19, 2012, Tokyo Electron received notice from the TFTC that it will not exercise jurisdiction over the transactions contemplated by the Merger Agreement and refrain from initiating an in-depth investigation. Accordingly, the condition to the Offer relating to obtaining approval of the TFTC has been satisfied.”

The first paragraph of Section 15—“Certain Legal Matters; Regulatory Approvals—Foreign Antitrust Laws—Israel Antitrust Laws” is hereby amended by adding the following to the end of such section:

“By decision dated September 11, 2012, the Restrictive Trade Practices Commissioner notified Tokyo Electron of its consent to the Merger. Accordingly, the condition to the Offer relating to obtaining the approval of the Restrictive Trade Practices Commissioner has been satisfied.”

Section 15—“Certain Legal Matters; Regulatory Approvals—Committee on Foreign Investment in the United States” is hereby amended and supplemented by replacing the final two sentences of the first paragraph with the following:

“On August 27, 2012, Tokyo Electron and FSI filed a voluntary pre-filing notice with CFIUS pursuant to Exon-Florio and its implementing regulations. On September 6, 2012, Tokyo Electron and FSI filed a Joint Voluntary Notice with CFIUS. CFIUS has 30 calendar days from the date after it accepts the Joint Voluntary Notice to review the transaction and decide whether to initiate an additional 45-day investigation. On September 10, 2012, CFIUS accepted the Joint Voluntary Notice. Accordingly, unless CFIUS takes any action, the 30 calendar day review period will conclude no later than October 9, 2012. See Section 13—“Conditions of the Offer.”

Item 12.	Exhibits.

(a)(1)(I) Text of press release of Tokyo Electron announcing extension of Tender Offer, dated September 25, 2012

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TOKYO ELECTRON LIMITED

By:	/s/ Kenji Washino

	Name: Title:	Kenji Washino Executive Vice President, Corporate Business Strategy

RB Merger Corp.

By:	/s/ Kenji Washino

	Name: Title:	Kenji Washino Chief Executive Officer and Chief Financial Officer

Dated: September 25, 2012

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 27, 2012*

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Text of joint press release issued by Tokyo Electron and FSI, dated August 13, 2012 (incorporated by reference to Exhibit 99.1 of the Schedule TO-C filed by Tokyo Electron and Purchaser with the Securities and Exchange Commission on August 13, 2012)*

(a)(1)(G)	Text of summary advertisement, as published in the Wall Street Journal on August 27, 2012*

(a)(1)(H)	Text of press release of Tokyo Electron announcing launch of Tender Offer, dated August 27, 2012*

(a)(1)(I)	Text of press release of Tokyo Electron announcing extension of Tender Offer, dated September 25, 2012

(a)(5)(A)	Text of Class Action Complaint, dated August 15, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)*

(a)(5)(B)	Text of Class Action Complaint, dated August 16, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)*

(a)(5)(C)	Text of Class Action Complaint, dated August 17, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)*

(a)(5)(D)	Text of Individual and Class Action Complaint, dated August 28, 2012 (Adrian Calleros v. FSI International, Inc., et al.)*

(a)(5)(E)	Text of Amended Class Action Complaint, dated August 31, 2012 (Barry Bragger v. Donald S. Mitchell, et al.)*

(a)(5)(F)	Text of Amended Class Action Complaint, dated August 31, 2012 (Elizabeth Kuzio v. Donald S. Mitchell, et al.)*

(a)(5)(G)	Text of Amended Class Action Complaint, dated August 31, 2012 (Tom Hoffman v. Donald S. Mitchell, et al.)*

(d)(1)	Agreement and Plan of Merger, dated as of August 13, 2012, by and among FSI, Tokyo Electron and Purchaser (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(2)	Confidentiality Letter Agreement dated February 21, 2012, between FSI and Tokyo Electron*

(d)(3)	Employment Agreement, dated August 13, 2012, by and between FSI and Donald S. Mitchell (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(4)	Employment Agreement, dated August 13, 2012, by and between FSI and Benno G. Sand (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(5)	Employment Agreement, dated August 13, 2012, by and between FSI and Patricia M. Hollister (incorporated by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(d)(6)	Employment Agreement, dated August 13, 2012, by and between FSI and John C. Ely (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by FSI with the Securities and Exchange Commission on August 14, 2012)*

(g)	Not applicable

(h)	Not applicable

* Previously Filed.